[UNION PACIFIC CORPORATION LETTERHEAD]

November 10, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Pacific Corporation

(Registration No. 333-170216)

Ladies and Gentlemen:

The undersigned registrant, Union Pacific Corporation (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of the Registration Statement on Form S-4 filed October 29, 2010, so that the same may become effective by 10:00 a.m., Washington, D.C. time, on Monday, November 15, 2010, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Union Pacific Corporation

By:	/s/ James J. Theisen, Jr.
	Name:	James J. Theisen, Jr.
	Title:	Associate General Counsel and Assistant Secretary